September 29, 2009
VIA EDGAR TRANSMISSION
AND FEDEX
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F. St., N.E.
Washington, D.C. 20549

Re:	Brigham Exploration Company’s Registration Statement on Form S-3 (File No. 33-161455)
Dear Mr. Schwall:
     On behalf of Brigham Exploration Company (“Brigham”), we enclose for filing under the Securities Act of 1933, as amended (the “Act”), and the applicable rules and regulations under the Act, Amendment No. 2 to the Registration Statement on Form S-3 (“Amendment No. 2”).
     In addition, we have the following responses to the legal comments of the Staff of the Securities and Exchange Commission contained in your letter dated September 28, 2009 to Ben M. Brigham. Our responses are numbered to correspond to the numbers used to designate the Staff’s comments in your comment letter.
Comment No. 1:
     Please obtain and file a revised legal opinion that clarifies that the opinion addresses the statutory laws of Texas, New York, Nevada and Delaware that are referenced in the opinion, all applicable provisions of the Constitution of each such jurisdiction, and reported judicial decisions interpreting such laws.
Response: Brigham has obtained a revised Exhibit 5.1 clarifying that the opinion addresses the statutory laws of Texas, New York, Nevada and Delaware that are referenced in the opinion, all applicable provisions of the Constitution of each such jurisdiction, and reported judicial decisions interpreting such laws.

Mr. H. Roger Schwall
September 29, 2009

Comment No. 2:
We note that counsel has changed the legal opinion with respect to the legality of the units. The revised opinion to be filed with your next amendment should opine on the legality of the units.
     Response: Brigham has obtained a revised Exhibit 5.1 opining on the legality of the units.
Comment No. 3:
We note the statement in the opinion that, “[t]his opinion letter has been prepared, and is to be understood, in accordance with customary practice of lawyers who regularly give and lawyers who regularly advise recipients regarding opinions of this kind, is limited to the matters expressly stated herein, and no opinions may be inferred or implied beyond the matters expressly stated herein.” Please advise what this statement means, why it was included in the opinion, and whether its purpose is to qualify or create assumptions in the legal opinion not expressly included. We may have further comments.
     Response: Brigham’s counsel has informed it that this phrase reflects the Statement on the Role of Customary Practice in the Preparation and Understanding of Third-Party Legal Opinions that was published in 63 Bus. Law. 1277 (Aug. 2008) with the approval of 28 bar associations and groups, including the TriBar Opinion Committee and the Business Law Section of the State Bar of Texas. This article can be accessed at the following internet address http://www.abanet.org/buslaw/tribar/home.shtml. Although the article referenced above makes clear that the customary practice applies regardless of whether or not expressly stated in the opinion, Brigham’s counsel has deleted the phrase from the revised Exhibit 5.1.
Comment No. 4:
Please ensure that the revised legal opinion does not include any suggestion that investors are not entitled to rely on the opinion. In that regard, we note the new language in the opinion that limits reliance on the opinion.
     Response: Brigham has obtained a revised Exhibit 5.1 that does not include any suggestion that investors are not entitled to rely on the opinion.
Comment No. 5:
Each time you do a takedown of any of the securities from this shelf registration, you must file a “clean” opinion of counsel as an exhibit for any securities you are taking down. See Securities Act Rules Compliance and Disclosure Interpretation Question 212.05 (available on the SEC website at http://www.sec.gov/divisions/corpfin/guidance/secuitiesactrules-interps.htm). Please confirm you will file the appropriate clean opinions.

Mr. H. Roger Schwall
September 29, 2009

     Response: Brigham confirms it will file the appropriate clean opinions each time it does a takedown from this shelf registration statement.
     We are providing courtesy copies of this letter and Amendment No. 2 to Douglas Brown of the Staff.
     Please direct any questions or additional comments regarding Amendment No. 2 and this letter to me at (512) 469-6158.

Very truly yours,
/s/ Kari A. Potts
Kari A. Potts

cc:	Ben M. Brigham
Brigham Exploration Company

Joe Dannenmaier
Thompson & Knight L.L.P.